

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

March 28, 2018

Firouzeh Sarhangi
Chief Financial Officer
Corning Natural Gas Holdings Corporation
330 W. William St.
Corning, New York 14830

> **Re: Corning Natural Gas Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed December 29, 2017**
> **File No. 0-55911**

Dear Ms. Sarhangi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products